Exhibit 99.6

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts” and to the use in this Annual Report on Form 40-F of our reports dated December 5, 2012 with respect to the consolidated balance sheet of The Toronto-Dominion Bank (the “Bank”) as at October 31, 2012 and 2011 and November 1, 2010, and the consolidated statements of income, changes in equity, comprehensive income and cash flows for the years ended October 31, 2012 and 2011, and the effectiveness of internal control over financial reporting of the Bank as at October 31, 2012.

We also consent to the incorporation by reference of our reports dated December 5, 2012 in the following Registration Statements of the Bank:

1)	Registration Statement (Form F-10 No. 333-185019),
2)	Registration Statement (Form F-10 No. 333-181769),
3)	Registration Statement (Form F-3 No. 333-83232),
4)	Registration Statement (Form S-8 No. 333-06598),
5)	Registration Statement (Form S-8 No. 333-12948),
6)	Registration Statement (Form S-8 No. 333-101026),
7)	Registration Statement (Form S-8 No. 333-116159),
8)	Registration Statement (Form S-8 No. 333-120815),
9)	Registration Statement (Form S-8 No. 333-142253),
10)	Registration Statement (Form S-8 No. 333-150000).
11)	Registration Statement (Form S-8 No. 333-167234), and
12)	Registration Statement (Form S-8 No. 333-169721).

/s/Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 6, 2012